40 - 33




04007440

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

February 10, 2004

811- 1474


FEB 17 2004
PROCESSING
SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and INVESCO Stock Funds, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc. (an investment adviser) and INVESCO Stock Funds, Inc., two copies of one pleading in *Carl E. Vonder Haar and Marilyn P. Martin, On Behalf of Themselves and All Others Similarly Situated v. INVESCO Funds Group, Inc. and INVESCO Stock Funds, Inc.* received on or about February 9, 2004.

Please indicate your receipt of this document by stamping the enclosed copy of this letter and returning it to us in the envelope provided.

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

cKnt Ow/
2/5 3:47

DISTRICT COURT, CITY AND COUNTY OF DENVER, COLORADO 1437 Bannock Street Denver, CO 80202	
Plaintiffs: CARL E. VONDER HAAR and MARILYN P. MARTIN, On Behalf Of Themselves And All Others Similarly Situated, v. Defendants: INVESCO FUNDS GROUP, INC.; INVESCO STOCK FUNDS, INC.; and DOE Defendants 1-100.	▲ COURT USE ONLY ▲
Attorneys for Plaintiffs: Robert J. Dyer III (5734) Jeffrey A. Berens (28007) DYER & SHUMAN, LLP 801 East 17th Avenue Denver, CO 80218-1417 Tel: (303) 861-3003 Fax: (303) 830-6920 bob@dyershuman.com jberens@dyershuman.com	Case Number: 04-CV-812 Division: Courtroom:
SUMMONS	

THE PEOPLE OF THE STATE OF COLORADO
TO THE ABOVE NAMED DEFENDANT: **INVESCO FUNDS GROUP, INC.**

You are hereby summoned and required to file with the clerk of this court an answer or other response to the attached complaint. If service of the summons and complaint was made upon you within the State of Colorado, you are required to file your answer or other response within 20 days after such service upon you. If service of the summons and complaint was made upon you outside of the State of Colorado, you are required to file your answer or other response within 30 days after such service upon you.

If you fail to file your answer or other response to the complaint in writing within the applicable time period, judgment by default may be entered against you by the court for the relief demanded in the complaint without further notice.

The following documents are also served herewith: Class Action Complaint and Jury Demand.

Dated: February 5, 2004.

DYER & SHUMAN, LLP

Robert J. Dyer (5734)
Jeffrey A. Berens (28007)
Darby K. Hildreth (33941)
801 East 17th Avenue
Denver, CO 80218-1417
Telephone: 303/861-3003

THIS SUMMONS IS ISSUED PURSUANT TO C.R.C.P. 4.

DISTRICT COURT, CITY AND COUNTY OF DENVER, COLORADO 1437 Bannock Street Denver, CO 80202	
Plaintiffs: CARL E. VONDER HAAR and MARILYN P. MARTIN, On Behalf Of Themselves And All Others Similarly Situated, v. Defendants: INVESCO FUNDS GROUP, INC.; INVESCO STOCK FUNDS, INC.; and DOE Defendants 1-100.	▲ COURT USE ONLY ▲
Attorneys for Plaintiffs: Robert J. Dyer III (5734) Jeffrey A. Berens (28007) DYER & SHUMAN, LLP 801 East 17th Avenue Denver, CO 80218-1417 Tel: (303) 861-3003 Fax: (303) 830-6920 bob@dyershuman.com jberens@dyershuman.com [Additional Counsel on Signature Page.]	Case Number: 04-CV-812 Division: Courtroom:

CLASS ACTION COMPLAINT AND JURY DEMAND

Plaintiffs CARL E. VONDER HAAR and MARILYN P. MARTIN, on behalf of themselves and all others similarly situated, allege upon information and belief, that:

INTRODUCTION

1. INVESCO FUNDS GROUP, INC. ("IFG") is the investment advisor of mutual funds offered to the public under the INVESCO brand. Beginning from at least 1998 and possibly continuing through the present, IFG has engaged in misconduct that undermines the integrity of the $7 trillion mutual fund industry. Mutual fund investments have two paramount rules: (1) they are vehicles for long-term investments, not for short term trading, and (2) if an investor wants to invest in or redeem money from a mutual fund on a given day, orders must be placed before the market closes in order to obtain that day's trading price; if trades are placed after the market closes, but nonetheless receive that day's trading price, then the investor has a considerable advantage. That is why "late trading" is improper. New York Attorney General

2. In a serious and egregious breach of its fiduciary duties to investors in the INVESCO brand of mutual funds, IFG created an order processing structure that routinely permitted certain favored financial institutions to engage in such late trading.

3. Defendants allowed these institutions to regularly enter late orders in INVESCO mutual funds. In fact, IFG employed a sales clerk known as the "prior day trade" clerk, who regularly took orders until a half hour into the next day's stock market, and back-dated such orders to the prior day's price of the particular INVESCO mutual fund at issue.

4. This practice was designed to benefit certain favored institutional investors and disadvantaged long-term investors such as Plaintiffs.

PARTIES

5. At all relevant times, Plaintiff CARL E. VONDER HAAR has been a holder of shares in the INVESCO S&P 500 Index Fund, INVESCO High Yield Fund and INVESCO Financial Services Fund. At all relevant times, Plaintiff MARILYN P. MARTIN has been a holder of shares in the INVESCO Growth Fund.

6. Defendant INVESCO FUNDS GROUP, INC. ("IFG"), is presently a Maryland corporation, with its principal place of business located at 4350 South Monaco Street, Denver, Colorado 80237. IFG manages and distributes over 45 INVESCO mutual funds to retail and institutional clients in the U.S. that are invested in the United States and international markets, including funds that target particular market sectors as well as equity, balanced, fixed income and money market. At all relevant times, IFG served as the investment advisor and manager for the INVESCO mutual fund held by Plaintiffs as well as numerous mutual funds offered under the INVESCO brand. IFG maintains an extensive distribution infrastructure dedicated to distributing its funds through strategic relationships with a variety of financial intermediaries, including major wire houses, regional broker-dealers, banks and financial planners in North America. IFG also markets investment products through independent brokers, alliances with major financial organizations and direct sales to institutional investors buying for their own accounts.

7. Defendant INVESCO STOCK FUNDS, INC. is a Maryland corporation, with its principal place of business located at 4350 South Monaco Street, Denver, Colorado 80237, and offers numerous stock funds to investors, including, among others, the INVESCO S&P 500 Index Fund, INVESCO High Yield Fund, INVESCO Financial Services Fund and INVESCO Growth Fund, (mutual funds offered by INVESCO STOCK FUNDS, INC. are hereinafter referred to as the "INVESCO FAMILY OF FUNDS").

8. Plaintiffs have no current knowledge of the true names of defendants sued as Does 1 through 100 inclusive ("Doe Defendants") and, therefore, sues these Doe Defendants by such fictitious names. Plaintiffs will seek leave of the Court to further amend this Complaint to allow their true names and capacities when they are ascertained. Plaintiffs allege that each of

these Doe Defendants is responsible in some manner for the acts and occurrences alleged herein, and that Plaintiffs' and the Class' damages were caused by such Doe Defendants.

9. The defendants named above in ¶¶6-8 are sometimes collectively referred to herein as "Defendants."

JURISDICTION AND VENUE

10. The claims asserted in this Complaint are brought under the laws of the State of Colorado. Venue is proper pursuant to C.R.C.P. 98(c)(1), (4) and (5) because the services to be performed under the contracts at issue were to be performed, and the torts alleged, occurred in the City and County of Denver.

FACTUAL ALLEGATIONS

A. Introduction: The Double Standard for Privileged Investors

11. Mutual funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. However, unbeknownst to investors, from at least as early as December 5, 1998 and until December 1, 2003, inclusive, Defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit, at the expense of ordinary INVESCO Funds' investors, including Plaintiffs and other members of the Class, through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of Plaintiffs and the other members of the Class who knew nothing of these illicit arrangements. Specifically, IFG, as manager of the INVESCO Funds, and each of the relevant fund managers, profited from fees IFG charged to the INVESCO Funds that were measured as a percentage of the fees under management. Additionally, in exchange for the right to engage in illegal late trading and timing, which hurt Plaintiffs and other class members, by artificially and materially affecting the value of the INVESCO Funds, favored investors, such as financial institutions, including broker-dealers, agreed to park substantial assets in the Funds, thereby increasing the assets under INVESCO Funds' management and the fees paid to INVESCO Funds' managers. The assets parked in the INVESCO Funds in exchange for the right to engage in late trading and timing have been referred to as "sticky assets." The synergy between the Defendants and the favored investors hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed Defendants to profit handsomely at the expense of Plaintiffs and other members of the Class.

B. Illegal Late Trading at the Expense of Plaintiffs and Other Members of the Class

12. "Late trading" exploits the unique way in which mutual funds, including the INVESCO Funds, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the "Net Asset Value" or "NAV," generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. Orders to buy, sell or

price. Orders placed *after* 4:00 p.m. EST are supposed to be filled using the *following day's* price. Unbeknownst to Plaintiffs and other members of the Class, and in violation of SEC regulations, favored investors, secretly agreed with the Defendants that orders they placed after 4:00 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed the favored investors to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m. while Plaintiffs and other members of the Class could not.

13. Here is an illustration of how the treatment accorded to the favored investors took money, dollar-for-dollar, out of the pockets of ordinary INVESCO Funds investors, such as Plaintiffs and the other members of the Class: A mutual fund's share price is determined to be $10 per share for a given day. After 4:00 p.m., good news concerning the fund's constituent securities may have been made public, causing the price of the fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed the favored investors to purchase fund shares at the pre-4:00 p.m. price of $10 per share even after the post-4:00 p.m. news came out and the market had already started to move upwards. These favored investors were therefore guaranteed a $5 per share profit by buying after the market had closed at the lower price, available only to them, and then selling the shares the next day at the higher price. Because all shares sold by investors are bought by the respective fund, which must sell shares or use available cash for the purchase, the favored investor's profit for $5 per unit comes, dollar-for-dollar, directly from the other fund investors. This harmful practice, which damaged Plaintiffs and other members of the Class, is completely undisclosed in the Prospectuses by which the INVESCO Funds were marketed and sold and pursuant to which Plaintiffs and the other Class members purchased their INVESCO Funds securities. Moreover, late trading is specifically prohibited by the "forward pricing rule" embodied in SEC regulations. *See* 17 C.F.R. § 270.22c-1(a).

C. Secret Timed Trading at the Expense of Plaintiffs and Other Members of the Class

14. "Timing" is an arbitrage involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 *a.m.* New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 *p.m.* in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

15. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the INVESCO Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus be susceptible to being timed. This is sometimes known as "liquidity arbitrage."

16. Like late trading, effective timing captures an arbitrage profit. And like late trading, arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

17. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

18. It is widely acknowledged that timing inures to the detriment of long-term mutual fund investors and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Defendants work to prevent it. These statements were materially false and misleading because, not only did the Defendants allow favored investors to time their trades, they also provided a trading platform and financed the timing arbitrage strategy and sought to profit and did profit from it.

D. Defendants' Fraudulent Scheme

19. On September 3, 2003, New York Attorney General Elliot Spitzer filed a complaint charging fraud, amongst other violations of law in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a confidential full-scale investigation (the "Spitzer Complaint I"). The Spitzer Complaint I alleged, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art

provided Canary with approximately $300 million of credit to finance this late trading and timing, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial, Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

20. On September 4, 2003, *The Wall Street Journal* published a front page story about the Spitzer Complaint I under the headline: "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint I were just the tip of the iceberg. In this regard, the article stated:

> [. . .] "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standards" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."***
>
> For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns, ***one study published last year estimated that such strategies cost long-term investors $5 billion a year.***
>
> The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price. [Emphasis added.]

21. *The Wall Street Journal* reported that Canary had settled the charges against them, agreeing to pay a $10 million fine and $30 million in restitution. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

22. On September 5, 2003, the trade publication, *Morningstar* reported: "Already this is the biggest scandal to hit the industry, and it may grow. Spitzer says more companies will be accused in the coming weeks. Thus, investors, and fund-company executives alike are looking at some uneasy times."

23. On December 1, 2003, *The Washington Post* reported on its website that civil charges against INVESCO Funds Group and Raymond Cunningham would likely be brought by the SEC and the New York Attorney General in connection with their investigation of market timing and late trading practices in the mutual fund industry. The article reported the following, in relevant part:

> The action would also be the first time a fund company would be charged as a corporate entity for allowing only clients, as opposed to insiders, to engage in market timing, a short-term trading strategy that sucks profits away from long-term investors.
>
> * * *
>
> Mark H. Williamson. chief executive of AIM Investments, the Amvescap subsidiary that distributes Invesco funds, also defended the firm's conduct in a Nov. 24 letter to shareholders, saying Invesco officials had deliberately struck deals with timers in hopes of minimizing the damage done to ordinary investors.
>
> "IFG determined it could better control certain allocators and momentum investors by restricting them to certain funds which, in its judgment, would not be adversely affected by their activities," wrote Williamson, who was Invesco's chief executive until January 2003. Williamson also wrote that an internal investigation had found no evidence of market-timing by insiders or of the other practice that has been recently the subject of regulatory action, "late trading" — illegally accepting same-day orders for mutual fund shares placed after 4 p.m.

24. On December 2, 2003, an article appearing in *The Wall Street Journal* revealed that despite consistent warnings from portfolio managers of INVESCO Funds that short term trading in the INVESCO Funds harmed long term buy-and-hold shareholders, the Defendants encouraged pervasive market timing in the funds by setting up "Special Arrangements" with at least two dozen hedge funds, including Canary Capital Partners, involving approximately $1 billion in fund assets. In addition, the article reported that certain favored investors were routinely exempt from INVESCO Funds' rules regarding exchanges in and out of the funds, and the applicable redemption fees. In relevant part, the article states as follows:

> ***The push for growth ushered in the market timers. Former [INVESCO] fund manager Jerry Paul estimates that $200 million of the $1 billion in his high-yield-bond fund came from timers who traded rapidly in and out of his fund.***

. . . ***Among the market timers were Canary Capital Partners LLC, a hedge fund, and clients of American Skandia Inc., which set up investment vehicles that permitted such trades***, according to documents released by Mr. [Elliot] Spitzer and former fund managers.

* * *

Invesco has long stated in its prospectuses that its policy is to allow only four exchanges in and out of its funds per year.

* * *

Tension between the fund managers and Invesco's senior management boiled over at a series of meetings at Invesco's Denver headquarters in 1998. At one, Mr. Paul blasted the firm's practice of allowing market timers to freely move in and out of Invesco funds. "Market timing is not good for long-term shareholders," he recalls telling senior managers.

* * *

But then the market timers tried to sneak in the back door, say former fund managers. Assuming a variety of names, they invested chunks of money in amounts just under $2 million, so they could avoid detection by Invesco. By the spring of 2002, trading by market timers was more pervasive than ever, say the former fund managers.

An Invitation

By that point Invesco was striking agreements with some market timers, giving them the right to rapidly trade certain Invesco funds. The company says it was able to do this because exceptions to the guideline limiting investors to four exchanges annually were spelled out in the company's prospectuses. The company reserved the right "to modify or terminate the exchange policy, if it is in the best interests of the fund and its shareholders."

* * *

Trent May, then the manager of Invesco's Endeavor and Blue Chip Growth funds, says he knew the timers had gotten their foot back in the door when Mr. Miller, the company's chief investment officer, visited his office in the spring of 2002 to talk about an investor who wanted to put money into his $100 million Endeavor fund.

"They were going to be allowed a certain number of trades," says Mr. May. He recalls that Mr. Miller told him to buy two exchange-related funds, "QQQs" and SPDRs," funds that mirror

> ***Mr. May to quickly get in and out of the market when timers moved money in and out ...***
>
> * * *
>
> ***Mr. May says he regularly saw 5% — $5 million — swings in the amount of cash flowing in and out of his fund.*** [Emphasis added.]

In the article, Defendants actually conceded that they permitted and facilitated market timing in the INVESCO Funds, claiming that market timing ***benefited*** shareholders:

> Mr. Kidd says Invesco believed that the company could better monitor market timers and protect shareholders by locking the quick traders into specific agreements.
>
> ***"Invesco allowed a limited number of shareholders to exceed exchange guidelines," the company said in the statement by Mr. Kidd. "This was done at all times under limitations designed to ensure that any trading activity was consistent with the interests of all shareholders.*** These limitations included limitations on the dollar amount and frequency of trades, restrictions on the funds in which trades could be made, restrictions on when trades could be made and reservations of the right to reject any exchange."
>
> * * *
>
> ***Invesco acknowledges that fund managers kept larger cash positions because of the timers' trading, but disputes that the extra cash hurt shareholders, writing in its statement: "Trading activities ... within the portfolio managers' cash-management strategy do not hurt the fund and its shareholders. Indeed, such additional assets within a fund help all shareholders achieve lower costs."*** [Emphasis added.]

25. On December 2, 2003, the SEC, the New York and Colorado Attorneys General charged Raymond Cunningham and/or INVESCO Funds Group, Inc. with fraud in connection with the widespread market timing scheme in INVESCO funds. In a complaint filed in the District Court for the City and County of Denver Colorado ("Colorado Complaint"), the Colorado Attorney General, Ken Salazar, alleges that beginning as early as 2000, defendant IFG "sought out and extended market timing privileges to large institutional and other investors in order to induce them to invest in Invesco's mutual funds." Specifically, the Colorado Complaint alleges as follows, in relevant part:

> ***By October 18, 2001, INVESCO had even developed a general policy that allowed market timing by certain select large investors. Among other things, this policy permitted extensive market timing, contrary to statements made in its prospectus ...***

* * *

The largest market timer operator under an agreement with INVESCO was Canary Capital ("Canary"). Beginning in approximately the summer of 2001, Canary began a relationship with INVESCO in order to engage in market timing. . . . ***Ultimately, Canary had more than $300 million in market timing capacity in INVESCO.***

* * *

By January, 2003, INVESCO had approved numerous "special situations" for market timing of its funds. INVESCO estimated that between $700 million and $1 billion of the assets of INVESCO at any given time were attributable to these market timers.

* * *

A number of these "special situations" investors were also required to bring and deposit "sticky money" in another INVESCO fund as a condition of receiving market timing capacity at INVESCO.

The market timing permitted by INVESCO, including the receipt of "sticky money," was authorized by the highest levels of its management team. The Chief Operating Officer, Chief Investment Officer [Timothy Miller], and Sales Manager [Thomas Kolbe] all supported the policy of market timing. [Emphasis added.]

26. Similarly, the complaint filed by the New York Attorney General Elliot Spitzer in the Supreme Court of New York in New York County (the "Spitzer Complaint II") alleges that beginning as early as 2001 to December 2, 2003, Defendants knowingly permitted and encouraged market timing in the INVESCO Funds by certain favored investors. Specifically, the complaint alleges in relevant part as follows:

From at least the period from 2001 to present, Invesco routinely entered into timing arrangements with various institutional investors. It developed formal policies for approving and monitoring these arrangements, which were referred to as Invesco as "Special Situations."

* * *

Timers moved their money rapidly in and out of the Invesco funds. To give an example of the size of the resulting flows, Invesco allowed Canary Capital Management LLC, its largest Special Situation, to make 141 exchanges in the Invesco Dynamics fund during the two-year period from June 2001 to June 2003. Canary's exchanges alone during this period totaled $10.4 billion, more than twice the overall size of the fund. When all timing activity in the

> Dynamic fund's C shares (the shares most favored by timers like Canary) was aggregated ... he arrived at an annual turnover rate of more than 6000% (six thousand percent) for 2002.
>
> ... *During the two-year period, [Canary Capital Partners] realized profits (including the effect of hedging transactions but excluding certain costs) of approximately $50 million, a return of approximately 110%. During the same period buy-and-hold investors in the Dynamics fund lost 34%.* [Emphasis added.]

27. The Spitzer Complaint II also described INVESCO's highly systematic approach to arranging Special Situations with certain privileged investors, quoting an internal memorandum, dated October 18, 2001, from Michael Legoski, Invesco's timing policeman to Invesco's Senior Vice President of National Sales, Thomas Kolbe:

> "*This memo is intended to identify to you, who, how and why we are working with timers at this junction*. In most cases policies and procedures have evolved over time, however, some are a direct requirement from your predecessor, Mr. Cunningham." Legoski then highlighted the key elements of Invesco's timing policy, including:
>
> - *I have requested that we only work with Advisor [sic] who can bring us substantial assets and also follow our limitations.*
> - *Minimum dollar amount is $25 million.*
> - *Invest only in IFG funds we clear for them and then at a maximum dollar amount.*
> - *When out of the market the money must stay in our Money Market or one of our bond funds.*
> - *Receive clearance on all relationships from Tim Miller.*
> - *Due to market conditions is why this program exists.*

(Emphasis added.) According to the Spitzer Complaint II, by January 2003, the Defendants had arranged Special Situations with thirty-three broker-dealers and forty registered investment advisors. In addition, the Spitzer Complaint II alleges that the Defendants established a policy on "sticky assets" with respect to Special Situations, highlighted in an internal INVESCO Funds Group memorandum authored by Kolbe and Legoski: "Sticky money is money that the Special Situation places in [Invesco] funds and is not actively traded."

28. The Spitzer Complaint II further alleges that according to an internal memorandum dated January 15, 2003 prepared by INVESCO Funds Group's Chief Compliance Officer, turnover in the INVESCO Funds that was attributable to market timing was as follows:

Company Growth fund." The memorandum concluded that, "even in cases where one share class is timed heavily and others are timely less heavily, the performance of the non-timed classes is impacted, since the classes share a common investment portfolio."

29. An internal INVESCO email quoted in the Spitzer Complaint II, dated February 12, 2003, confirmed that Canary Capital Management's market timing activity was disruptive to the INVESCO Funds and harmful to long-term INVESCO Funds' shareholders:

> I sent a message yesterday about the timers ***(it was Canary), and sure enough they came in 2 days ago in Dynamics with $180 million, and left yesterday. Same thing for Core Equity, Health and Tech. These guys have no model, they are day-trading our funds, and in my case I know they are costing our legitimate shareholders significant performance.*** I had to buy into a strong early rally yesterday, and know I'm negative cash this morning because of these bastards and I have to sell into a weak market. This is NOT good business for us, and they need to go.
>
> ***Unbeknownst to Miller, one of the reasons that Canary's timing was so damaging to Invesco's "legitimate shareholders" was that it largely consisted of late trading. Canary routinely placed trades in Invesco funds as late as 7:30 p.m. New York time.*** [Emphasis added.]

30. According to the complaint filed by the SEC against INVESCO Funds Group and Cunningham ("SEC Complaint"), a memorandum to Cunningham acknowledges the harm to ordinary INVESCO Funds' shareholders caused by market timing in the funds:

a. "Arguably Invesco has increased its business risk by granting large numbers of exceptions to its prospectus policy (effectively changing the policy) without notice to shareholders."

b. Allowing market timing "may not be ... 'in the best interests of the fund and its shareholders' and Invesco certainly has not informed investors of a defacto change."

c. Regular mutual fund investors are harmed by market timers because market timing increases the cash needs of funds, the amount of borrowing a fund must undertaken, costs due to increased trading transactions, and the necessity to undertake cash hedging strategies by a fund all of which cause an impact on fund performance.

d. Market timing creates negative income tax consequences for ordinary long term mutual fund investors and "[t]his adds insult to injury for long-term shareholders, since they suffer potentially lower returns and an extra tax burden." (emphasis in original)

> e. A large amount of timing activity involves Invesco money market funds and the portfolio managers of those funds have "been forced to adopt a highly liquid investment strategy … which lowers performance."
>
> f. Market timing has caused fluctuation of fund assets as much as twelve percent within a single day and this causes "artificially high accruals [of expense] charged to long term investors who are not market timers."
>
> g. "By causing frequent inflows and outflows, market-timing investors impact the investment style of a fund … Virtually every portfolio manager at Invesco would concede that he or she has had to manage funds differently to accommodate market timers."
>
> h. "High volumes of market timing activity increases the risk that portfolio managers will make errors…."

31. Further, the SEC Complaint alleges that IFG established a Special Situations arrangement with many market timers, including Canary Capital Management beginning as early as May 2001. According to the SEC Complaint, the Special Situations agreement with Canary extended beyond market timing:

> Cunningham negotiated another arrangement with Canary in May of 2002, allowing Canary to market time $100 million of capacity in offshore mutual funds managed by an Invesco affiliate. Under this arrangement, Invesco received 10 basis points of any monies Canary transferred to the offshore funds. Canary placed its first trades in July 2002, resulting in a transaction fee to Invesco of approximately $60,000.
>
> * * *
>
> The boards of directors or trustees of the Invesco mutual funds determined as early as 1997 that market timing was detrimental to certain funds. To discourage such activities, the directors or trustees authorized the imposition of redemption fees in connection with those funds that were most effected [sic] by market timing in an effort to discourage the practice.
>
> Defendants never did any formal study that demonstrated that the approved market timing arrangements, whether pursuant to Special Situation agreements or those who were otherwise permitted, would be in the best interest of the funds.
>
> Invesco and Cunningham in early 2003 determined that Canary's trading had actually harmed Invesco fund shareholders. Instead of terminating the Special Situation with Canary, Invesco and Cunningham simply reduced Canary's timing "capacity" from [illegible] to $80 million, confined Canary's trading to five

particular funds, and slightly reduced the permitted frequency of Canary's market timing trades.

E. The Prospectuses Were Materially False and Misleading

32. Plaintiffs and each member of the Class were entitled to, and did receive, Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the INVESCO Funds' policies on late trading and timed trading, and acquired shares pursuant to one or more of the Prospectuses.

33. The Prospectuses contained materially false and misleading statements with respect to how shares are priced, typically representing as follows:

> The value of your Fund shares is likely to change daily. This value is known as the Net Asset Value per share, or NAV. The Advisor determines the market value of each investment in the Fund's portfolio each day that the New York Stock Exchange ("NYSE") is open, at the close of the regular trading day on that exchange (normally 4:00 p.m. Eastern time), except that securities traded primarily on the Nasdaq Stock Market ("Nasdaq") are normally valued by a Fund at the Nasdaq Official Closing Price provided by Nasdaq each business day.

34. The Prospectuses, in explaining how orders are processed, typically represented that orders received before the end of a business day will receive that day's net asset value per share, while orders received after close will receive the next business day's price, as follows:

> All purchases, sales, and exchange of Fund shares are made by the Advisor at the NAV next calculated after the Advisor receives proper instructions from you or your financial intermediary. Instructions must be received by the Advisor no later than the close of the NYSE to effect transactions at that day's NAV. If the Advisor receives instructions from you or your financial intermediary after that time, the instructions will be processed at the NAV calculated after receipt of these instructions.
>
> * * *
>
> HOW TO BUY SHARES
>
> If you buy $1,000,000 or more of Class A shares and redeem the shares within eighteen months from the date of purchase, you may pay a 1% CDSC at the time of redemption. . . . With respect to redemption of Class C shares held twelve months or less, a CDSC of 1% of the lower of the total original cost or current market value of the shares may be assessed.
>
> * * *

> ***TO SELL SHARES AT THAT DAY'S CLOSING PRICE, YOU MUST CONTACT US BEFORE 4:00 P.M. EASTERN TIME.*** [Emphasis added.]

35. The Prospectuses falsely stated that IFG actively safeguards shareholders from the harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the August 28, 2003 Prospectuses for the INVESCO Dynamics Fund, INVESCO S&P 500 Index Fund (currently known as AIM INVESCO S&P 500 Index Fund), and INVESCO Mid-Cap Growth Fund stated as follows:

> Each Fund serves the right to reject any exchange request, or to modify or terminate the exchange policy, if it is in the best interest of the Fund. Notice of all such modifications or terminations that affect all shareholders of the Fund will be given at least sixty days prior to the effective date of the change, except in unusual instances, including a suspension of redemption of the exchanged security under 22(e) of the Investment Company Act of 1940.

36. The Prospectuses failed to disclose and misrepresented the following material and adverse facts which damaged Plaintiffs and the other members of the Class:

(a) that Defendants had entered into an agreement with favored investors allowing them to time their trading of the INVESCO Funds shares and/or to "late trade;"

(b) that, pursuant to that agreement, favored investors regularly timed and/or late-traded the INVESCO Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the INVESCO Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against certain favored investors and they waived the redemption fees that these favored investors should have been required to pay pursuant to stated INVESCO Funds policies;

(d) that Defendants regularly allowed favored investors to engage in trades that were disruptive to the efficient management of the INVESCO Funds and/or increased the INVESCO Funds' costs and thereby reduced the INVESCO Funds' actual performance; and

(e) that the amount of compensation paid by the INVESCO Funds to IFG, because of the INVESCO Funds' secret agreement with favored investors, provided substantial additional undisclosed compensation to IFG by the INVESCO Funds and their respective shareholders, including Plaintiffs and other members of the Class.

F. Defendants' Scheme and Fraudulent Course of Business

37. Each defendant is liable for: (i) making false statements, or for failing to disclose materially adverse facts in connection with the purchase or sale of shares of the INVESCO Funds ... and/or (ii) participating in a scheme to defraud and/or a course of business

that operated as a fraud or deceit on purchasers of the INVESCO Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled Defendants to profit at the expense of Plaintiffs and the other Class members.

G. Additional Scienter Allegations

38. As alleged herein, Defendants acted with scienter in that Defendants knew that the public documents and statements issued or disseminated in the name of the INVESCO Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. Defendants, by virtue of their receipt of information reflecting the true facts regarding INVESCO Funds, their control over, and/or receipt and/or modification of INVESCO Funds' allegedly materially misleading misstatements and/or their associations with the INVESCO Funds which made them privy to confidential proprietary information concerning the INVESCO Funds, participated in the fraudulent scheme alleged herein.

39. Additionally, the Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Defendants received, among other things, increased management fees from "sticky assets" and other hidden compensation paid in the form of inflated interest payments on loans.

40. The favored investors were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

CLASS ACTION ALLEGATIONS

41. Plaintiffs bring this action as a class action pursuant to C.R.C.P. 23 on their own behalf and on behalf of all persons who owned shares of mutual funds in the INVESCO FAMILY OF FUNDS at any time during the period 1998 to the present, or such longer period as permitted by any applicable statute of limitation. Excluded from the Class are Defendants, the officers and directors of Defendants and members of their immediate families and entities in which they have a controlling interest as well as the favored investors who were permitted to conduct late trading and market timing.

42. The members of the Class are so numerous and are widely dispersed throughout the nation such that joinder of them all is impracticable.

43. Plaintiffs' claims are typical of the claims of the Class. Plaintiffs and all members of the Class sustained damages as a result of Defendants' wrongful conduct complained of herein.

44. Plaintiffs will fairly and adequately protect the interests of the members of the Class. Plaintiffs have retained competent counsel experienced in class action litigation. Plaintiffs have no interests that are adverse or antagonistic to those of the Class.

45. There are common questions of law and fact arising in this action with respect to the Class, including, *inter alia*:

a. Whether Defendants allowed certain favored financial institutions or other favored investors to engage in late trading.

b. Whether Defendant INVESCO STOCK FUNDS, INC., breached its contracts with Plaintiffs and the Class by allowing late trading.

c. Whether Defendant INVESCO STOCK FUNDS, INC., breached its fiduciary duties owed to Plaintiffs and the Class.

d. Whether IFG breached its fiduciary duties owed to Plaintiffs and the Class.

e. Whether IFG tortiously interfered with Plaintiffs' and the Class' contracts with INVESCO STOCK FUNDS, INC.

f. Whether Plaintiffs and the Class members were damaged and the appropriate measure of damages.

g. Whether Defendants acted in a fraudulent, malicious, willful and wanton manner justifying an award of punitive damages.

46. These questions of fact and law that are common to the Class predominate over any questions solely affecting individual members.

47. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiffs know of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

FIRST CAUSE OF ACTION
(For Breach of Fiduciary Duty)
(Against All Defendants)

48. Plaintiffs incorporate by reference herein the allegations in paragraphs 1 through 47 above.

49. INVESCO STOCK FUNDS, INC. owed a fiduciary duty to Plaintiffs and other investors in the INVESCO FAMILY OF FUNDS to use reasonable care and skill in operating

and candor to Plaintiffs and the Class. As a part of its fiduciary duty to Plaintiffs and the Class, INVESCO STOCK FUNDS, INC., also owed a duty to ensure that late trading would not be allowed. INVESCO STOCK FUNDS, INC. breached its fiduciary duty in allowing favored investors to conduct late trading to the detriment of all other shareholders.

50. IFG owed a fiduciary duty to Plaintiffs and other investors in the INVESCO FAMILY OF FUNDS to use reasonable care and skill in managing the INVESCO FAMILY OF FUNDS. IFG owed a duty of loyalty and candor to Plaintiffs and the Class. As a part of its fiduciary duty to Plaintiffs and the Class, the IFG also owed a duty to ensure that timing and late trading would not be allowed. IFG breached its fiduciary duty by allowing favored investors and others to conduct timing and late trading.

51. Plaintiffs are informed and believe that beginning in 1998 and continuing possibly through the present, INVESCO STOCK FUNDS, INC. and IFG placed their own financial interests above that of Plaintiffs and the Class by allowing certain favored investors to engage in late trading.

52. Plaintiffs and other similarly situated investors suffered injury because late trading harmed Plaintiffs and the Class while favoring other investors.

SECOND CAUSE OF ACTION
(Breach of Contract)
(Against INVESCO STOCK FUNDS, INC.)

53. Plaintiffs incorporate by reference herein the allegations in paragraphs 1 through 52 above.

54. INVESCO STOCK FUNDS, INC. had a contract with Plaintiffs and all investors in the INVESCO FAMILY OF FUNDS.

55. A contract, express or implied, existed between Plaintiffs and the Class on the one hand and INVESCO STOCK FUNDS, INC. on the other in the form of, among other things, the Prospectus.

56. INVESCO STOCK FUNDS, INC. covenanted to protect Plaintiffs and the Class members from the adverse impact of late trading.

57. As set forth above, INVESCO STOCK FUNDS, INC. breached these covenants when it permitted favored investors to engage in late trading at the expense of Plaintiffs and the Class.

58. INVESCO STOCK FUNDS, INC.'s breach caused Plaintiffs and the Class to suffer damages.

THIRD CAUSE OF ACTION
(Tortious Interference with Contract)
(Against IFG)

59. Plaintiffs incorporates by reference herein the allegations in paragraphs 1 through 58 above.

60. INVESCO STOCK FUNDS, INC. had a contract with Plaintiffs and each of its investors in the INVESCO STOCK FUNDS, INC.

61. The contract covenanted that the INVESCO STOCK FUNDS, INC. would not allow timers and late traders.

62. IFG was aware of the contract and the covenants therein.

63. By allowing late and timed trading, IFG intentionally interfered with the INVESCO STOCK FUNDS, INC.'s performance of its contracts with Plaintiffs and the Class.

64. This interference with the contracts was improper.

65. Defendants' interference caused damage to Plaintiffs and other similarly situated investors as described above.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(1) Declaring this action to be a class action and certifying Plaintiffs as the class representatives and Plaintiffs' counsel as class counsel;

(2) Enjoining preliminary and permanently, the transactions complained of herein;

(3) Directing that Defendants account to Plaintiffs and the other members of the Class for all damages caused them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

(4) Disgorging of all revenues and profits earned as of the date Defendants initially breached their fiduciary duties to Plaintiffs and the Class;

(5) Awarding Plaintiffs and the Class pre- and post-judgment interest, as provided by law;

(6) Awarding Plaintiffs and the Class compensatory damages, subject to proof;

(7) Awarding Plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiffs' attorneys and experts;

(8) Awarding punitive damages, as appropriate; and

(9) Granting Plaintiffs and the other members of the Class such other and further relief as may be just and proper.

JURY DEMAND

Plaintiffs hereby demand a trial by jury.

DATED: February 3, 2004.

DYER & SHUMAN, LLP

Robert J. Dyer III (5734)
Jeffrey A. Berens (28007)
801 East 17th Avenue
Denver, CO 80218-1417
Tel: (303) 861-3003
Fax: (303) 830-6920

Steve W. Berman
HAGENS BERMAN LLP
1301 Fifth Avenue, Suite 2929
Seattle, WA 98101
Tel: (206) 623-7292
Fax: (206) 623-0594

Attorneys For Plaintiffs

Plaintiffs' Address

16225 Larch Way
Lynnwood, WA 98037

cKnt CM
2/5 3:47

DISTRICT COURT, CITY AND COUNTY OF DENVER, COLORADO 1437 Bannock Street Denver, CO 80202	
Plaintiffs: CARL E. VONDER HAAR and MARILYN P. MARTIN, On Behalf Of Themselves And All Others Similarly Situated, v. Defendants: INVESCO FUNDS GROUP, INC.; INVESCO STOCK FUNDS, INC.; and DOE Defendants 1-100.	▲ COURT USE ONLY ▲
Attorneys for Plaintiffs: Robert J. Dyer III (5734) Jeffrey A. Berens (28007) DYER & SHUMAN, LLP 801 East 17th Avenue Denver, CO 80218-1417 Tel: (303) 861-3003 Fax: (303) 830-6920 bob@dyershuman.com jberens@dyershuman.com	Case Number: 04-CV-812 Division: Courtroom:
SUMMONS	

THE PEOPLE OF THE STATE OF COLORADO
TO THE ABOVE NAMED DEFENDANT: **INVESCO FUNDS GROUP, INC.**

You are hereby summoned and required to file with the clerk of this court an answer or other response to the attached complaint. If service of the summons and complaint was made upon you within the State of Colorado, you are required to file your answer or other response within 20 days after such service upon you. If service of the summons and complaint was made upon you outside of the State of Colorado, you are required to file your answer or other response within 30 days after such service upon you.

If you fail to file your answer or other response to the complaint in writing within the applicable time period, judgment by default may be entered against you by the court for the relief demanded in the complaint without further notice.

The following documents are also served herewith: Class Action Complaint and Jury Demand.

Dated: February 5, 2004.

DYER & SHUMAN, LLP

Robert J. Dyer (5734)
Jeffrey A. Berens (28007)
Darby K. Hildreth (33941)
801 East 17th Avenue
Denver, CO 80218-1417
Telephone: 303/861-3003

THIS SUMMONS IS ISSUED PURSUANT TO C.R.C.P. 4.

DISTRICT COURT, CITY AND COUNTY OF DENVER, COLORADO 1437 Bannock Street Denver, CO 80202	
Plaintiffs: CARL E. VONDER HAAR and MARILYN P. MARTIN, On Behalf Of Themselves And All Others Similarly Situated, v. Defendants: INVESCO FUNDS GROUP, INC.; INVESCO STOCK FUNDS, INC.; and DOE Defendants 1-100.	▲ COURT USE ONLY ▲
Attorneys for Plaintiffs: Robert J. Dyer III (5734) Jeffrey A. Berens (28007) DYER & SHUMAN, LLP 801 East 17th Avenue Denver, CO 80218-1417 Tel: (303) 861-3003 Fax: (303) 830-6920 bob@dyershuman.com jberens@dyershuman.com [Additional Counsel on Signature Page.]	Case Number: 04-CV-812 Division: Courtroom:

CLASS ACTION COMPLAINT AND JURY DEMAND

Plaintiffs CARL E. VONDER HAAR and MARILYN P. MARTIN, on behalf of themselves and all others similarly situated, allege upon information and belief, that:

INTRODUCTION

1. INVESCO FUNDS GROUP, INC. ("IFG") is the investment advisor of mutual funds offered to the public under the INVESCO brand. Beginning from at least 1998 and possibly continuing through the present, IFG has engaged in misconduct that undermines the integrity of the $7 trillion mutual fund industry. Mutual fund investments have two paramount rules: (1) they are vehicles for long-term investments, not for short term trading, and (2) if an investor wants to invest in or redeem money from a mutual fund on a given day, orders must be placed before the market closes in order to obtain that day's trading price; if trades are placed after the market closes, but nonetheless receive that day's trading price, then the investor has a considerable advantage. That is why "late trading" is improper. New York Attorney General

2. In a serious and egregious breach of its fiduciary duties to investors in the INVESCO brand of mutual funds, IFG created an order processing structure that routinely permitted certain favored financial institutions to engage in such late trading.

3. Defendants allowed these institutions to regularly enter late orders in INVESCO mutual funds. In fact, IFG employed a sales clerk known as the "prior day trade" clerk, who regularly took orders until a half hour into the next day's stock market, and back-dated such orders to the prior day's price of the particular INVESCO mutual fund at issue.

4. This practice was designed to benefit certain favored institutional investors and disadvantaged long-term investors such as Plaintiffs.

PARTIES

5. At all relevant times, Plaintiff CARL E. VONDER HAAR has been a holder of shares in the INVESCO S&P 500 Index Fund, INVESCO High Yield Fund and INVESCO Financial Services Fund. At all relevant times, Plaintiff MARILYN P. MARTIN has been a holder of shares in the INVESCO Growth Fund.

6. Defendant INVESCO FUNDS GROUP, INC. ("IFG"), is presently a Maryland corporation, with its principal place of business located at 4350 South Monaco Street, Denver, Colorado 80237. IFG manages and distributes over 45 INVESCO mutual funds to retail and institutional clients in the U.S. that are invested in the United States and international markets, including funds that target particular market sectors as well as equity, balanced, fixed income and money market. At all relevant times, IFG served as the investment advisor and manager for the INVESCO mutual fund held by Plaintiffs as well as numerous mutual funds offered under the INVESCO brand. IFG maintains an extensive distribution infrastructure dedicated to distributing its funds through strategic relationships with a variety of financial intermediaries, including major wire houses, regional broker-dealers, banks and financial planners in North America. IFG also markets investment products through independent brokers, alliances with major financial organizations and direct sales to institutional investors buying for their own accounts.

7. Defendant INVESCO STOCK FUNDS, INC. is a Maryland corporation, with its principal place of business located at 4350 South Monaco Street, Denver, Colorado 80237, and offers numerous stock funds to investors, including, among others, the INVESCO S&P 500 Index Fund, INVESCO High Yield Fund, INVESCO Financial Services Fund and INVESCO Growth Fund, (mutual funds offered by INVESCO STOCK FUNDS, INC. are hereinafter referred to as the "INVESCO FAMILY OF FUNDS").

8. Plaintiffs have no current knowledge of the true names of defendants sued as Does 1 through 100 inclusive ("Doe Defendants") and, therefore, sues these Doe Defendants by such fictitious names. Plaintiffs will seek leave of the Court to further amend this Complaint to allege their true names and capacities when they are ascertained. Plaintiffs allege that each of

these Doe Defendants is responsible in some manner for the acts and occurrences alleged herein, and that Plaintiffs' and the Class' damages were caused by such Doe Defendants.

9. The defendants named above in ¶¶6-8 are sometimes collectively referred to herein as "Defendants."

JURISDICTION AND VENUE

10. The claims asserted in this Complaint are brought under the laws of the State of Colorado. Venue is proper pursuant to C.R.C.P. 98(c)(1), (4) and (5) because the services to be performed under the contracts at issue were to be performed, and the torts alleged, occurred in the City and County of Denver.

FACTUAL ALLEGATIONS

A. Introduction: The Double Standard for Privileged Investors

11. Mutual funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. However, unbeknownst to investors, from at least as early as December 5, 1998 and until December 1, 2003, inclusive, Defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit, at the expense of ordinary INVESCO Funds' investors, including Plaintiffs and other members of the Class, through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of Plaintiffs and the other members of the Class who knew nothing of these illicit arrangements. Specifically, IFG, as manager of the INVESCO Funds, and each of the relevant fund managers, profited from fees IFG charged to the INVESCO Funds that were measured as a percentage of the fees under management. Additionally, in exchange for the right to engage in illegal late trading and timing, which hurt Plaintiffs and other class members, by artificially and materially affecting the value of the INVESCO Funds, favored investors, such as financial institutions, including broker-dealers, agreed to park substantial assets in the Funds, thereby increasing the assets under INVESCO Funds' management and the fees paid to INVESCO Funds' managers. The assets parked in the INVESCO Funds in exchange for the right to engage in late trading and timing have been referred to as "sticky assets." The synergy between the Defendants and the favored investors hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed Defendants to profit handsomely at the expense of Plaintiffs and other members of the Class.

B. Illegal Late Trading at the Expense of Plaintiffs and Other Members of the Class

12. "Late trading" exploits the unique way in which mutual funds, including the INVESCO Funds, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the "Net Asset Value" or "NAV," generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. Orders to buy, sell or

price. Orders placed *after* 4:00 p.m. EST are supposed to be filled using the *following day's* price. Unbeknownst to Plaintiffs and other members of the Class, and in violation of SEC regulations, favored investors, secretly agreed with the Defendants that orders they placed after 4:00 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed the favored investors to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m. while Plaintiffs and other members of the Class could not.

13. Here is an illustration of how the treatment accorded to the favored investors took money, dollar-for-dollar, out of the pockets of ordinary INVESCO Funds investors, such as Plaintiffs and the other members of the Class: A mutual fund's share price is determined to be $10 per share for a given day. After 4:00 p.m., good news concerning the fund's constituent securities may have been made public, causing the price of the fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed the favored investors to purchase fund shares at the pre-4:00 p.m. price of $10 per share even after the post-4:00 p.m. news came out and the market had already started to move upwards. These favored investors were therefore guaranteed a $5 per share profit by buying after the market had closed at the lower price, available only to them, and then selling the shares the next day at the higher price. Because all shares sold by investors are bought by the respective fund, which must sell shares or use available cash for the purchase, the favored investor's profit for $5 per unit comes, dollar-for-dollar, directly from the other fund investors. This harmful practice, which damaged Plaintiffs and other members of the Class, is completely undisclosed in the Prospectuses by which the INVESCO Funds were marketed and sold and pursuant to which Plaintiffs and the other Class members purchased their INVESCO Funds securities. Moreover, late trading is specifically prohibited by the "forward pricing rule" embodied in SEC regulations. *See* 17 C.F.R. § 270.22c-1(a).

C. Secret Timed Trading at the Expense of Plaintiffs and Other Members of the Class

14. "Timing" is an arbitrage involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 ***a.m.*** New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 ***p.m.*** in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

15. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the INVESCO Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus be susceptible to being timed. This is sometimes known as "liquidity arbitrage."

16. Like late trading, effective timing captures an arbitrage profit. And like late trading, arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

17. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

18. It is widely acknowledged that timing inures to the detriment of long-term mutual fund investors and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Defendants work to prevent it. These statements were materially false and misleading because, not only did the Defendants allow favored investors to time their trades, they also provided a trading platform and financed the timing arbitrage strategy and sought to profit and did profit from it.

D. Defendants' Fraudulent Scheme

19. On September 3, 2003, New York Attorney General Elliot Spitzer filed a complaint charging fraud, amongst other violations of law in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a confidential full-scale investigation (the "Spitzer Complaint I"). The Spitzer Complaint I alleged, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to

provided Canary with approximately $300 million of credit to finance this late trading and timing, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial, Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

20. On September 4, 2003, *The Wall Street Journal* published a front page story about the Spitzer Complaint I under the headline: "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint I were just the tip of the iceberg. In this regard, the article stated:

> [. . .] "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standards" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."***
>
> For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns, ***one study published last year estimated that such strategies cost long-term investors $5 billion a year.***
>
> The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price. [Emphasis added.]

21. *The Wall Street Journal* reported that Canary had settled the charges against them, agreeing to pay a $10 million fine and $30 million in restitution. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

22. On September 5, 2003, the trade publication, *Morningstar* reported: "Already this is the biggest scandal to hit the industry, and it may grow. Spitzer says more companies will be accused in the coming weeks. Thus, investors, and fund-company executives alike are looking at some uneasy times."

23. On December 1, 2003, *The Washington Post* reported on its website that civil charges against INVESCO Funds Group and Raymond Cunningham would likely be brought by the SEC and the New York Attorney General in connection with their investigation of market timing and late trading practices in the mutual fund industry. The article reported the following, in relevant part:

> The action would also be the first time a fund company would be charged as a corporate entity for allowing only clients, as opposed to insiders, to engage in market timing, a short-term trading strategy that sucks profits away from long-term investors.
>
> * * *
>
> Mark H. Williamson. chief executive of AIM Investments, the Amvescap subsidiary that distributes Invesco funds, also defended the firm's conduct in a Nov. 24 letter to shareholders, saying Invesco officials had deliberately struck deals with timers in hopes of minimizing the damage done to ordinary investors.
>
> "IFG determined it could better control certain allocators and momentum investors by restricting them to certain funds which, in its judgment, would not be adversely affected by their activities," wrote Williamson, who was Invesco's chief executive until January 2003. Williamson also wrote that an internal investigation had found no evidence of market-timing by insiders or of the other practice that has been recently the subject of regulatory action, "late trading" — illegally accepting same-day orders for mutual fund shares placed after 4 p.m.

24. On December 2, 2003, an article appearing in *The Wall Street Journal* revealed that despite consistent warnings from portfolio managers of INVESCO Funds that short term trading in the INVESCO Funds harmed long term buy-and-hold shareholders, the Defendants encouraged pervasive market timing in the funds by setting up "Special Arrangements" with at least two dozen hedge funds, including Canary Capital Partners, involving approximately $1 billion in fund assets. In addition, the article reported that certain favored investors were routinely exempt from INVESCO Funds' rules regarding exchanges in and out of the funds, and the applicable redemption fees. In relevant part, the article states as follows:

> ***The push for growth ushered in the market timers. Former [INVESCO] fund manager Jerry Paul estimates that $200 million of the $1 billion in his high-yield-bond fund came from timers who traded rapidly in and out of his fund.***

. . . Among the market timers were Canary Capital Partners LLC, a hedge fund, and clients of American Skandia Inc., which set up investment vehicles that permitted such trades, according to documents released by Mr. [Elliot] Spitzer and former fund managers.

* * *

Invesco has long stated in its prospectuses that its policy is to allow only four exchanges in and out of its funds per year.

* * *

Tension between the fund managers and Invesco's senior management boiled over at a series of meetings at Invesco's Denver headquarters in 1998. At one, Mr. Paul blasted the firm's practice of allowing market timers to freely move in and out of Invesco funds. "Market timing is not good for long-term shareholders," he recalls telling senior managers.

* * *

But then the market timers tried to sneak in the back door, say former fund managers. Assuming a variety of names, they invested chunks of money in amounts just under $2 million, so they could avoid detection by Invesco. By the spring of 2002, trading by market timers was more pervasive than ever, say the former fund managers.

An Invitation

By that point Invesco was striking agreements with some market timers, giving them the right to rapidly trade certain Invesco funds. The company says it was able to do this because exceptions to the guideline limiting investors to four exchanges annually were spelled out in the company's prospectuses. The company reserved the right "to modify or terminate the exchange policy, if it is in the best interests of the fund and its shareholders."

* * *

Trent May, then the manager of Invesco's Endeavor and Blue Chip Growth funds, says he knew the timers had gotten their foot back in the door when Mr. Miller, the company's chief investment officer, visited his office in the spring of 2002 to talk about an investor who wanted to put money into his $100 million Endeavor fund.

"They were going to be allowed a certain number of trades," says Mr. May. He recalls that Mr. Miller told him to buy two exchange-related funds, "QQQs" and SPDRs," funds that mirror

> ***Mr. May to quickly get in and out of the market when timers moved money in and out ...***
>
> * * *
>
> ***Mr. May says he regularly saw 5% — $5 million — swings in the amount of cash flowing in and out of his fund.*** [Emphasis added.]

In the article, Defendants actually conceded that they permitted and facilitated market timing in the INVESCO Funds, claiming that market timing ***benefited*** shareholders:

> Mr. Kidd says Invesco believed that the company could better monitor market timers and protect shareholders by locking the quick traders into specific agreements.
>
> ***"Invesco allowed a limited number of shareholders to exceed exchange guidelines," the company said in the statement by Mr. Kidd. "This was done at all times under limitations designed to ensure that any trading activity was consistent with the interests of all shareholders.*** These limitations included limitations on the dollar amount and frequency of trades, restrictions on the funds in which trades could be made, restrictions on when trades could be made and reservations of the right to reject any exchange."
>
> * * *
>
> ***Invesco acknowledges that fund managers kept larger cash positions because of the timers' trading, but disputes that the extra cash hurt shareholders, writing in its statement: "Trading activities ... within the portfolio managers' cash-management strategy do not hurt the fund and its shareholders. Indeed, such additional assets within a fund help all shareholders achieve lower costs."*** [Emphasis added.]

25. On December 2, 2003, the SEC, the New York and Colorado Attorneys General charged Raymond Cunningham and/or INVESCO Funds Group, Inc. with fraud in connection with the widespread market timing scheme in INVESCO funds. In a complaint filed in the District Court for the City and County of Denver Colorado ("Colorado Complaint"), the Colorado Attorney General, Ken Salazar, alleges that beginning as early as 2000, defendant IFG "sought out and extended market timing privileges to large institutional and other investors in order to induce them to invest in Invesco's mutual funds." Specifically, the Colorado Complaint alleges as follows, in relevant part:

> ***By October 18, 2001, INVESCO had even developed a general policy that allowed market timing by certain select large investors. Among other things, this policy permitted extensive market timing, contrary to statements made in its prospectus . . .***

* * *

> The largest market timer operator under an agreement with INVESCO was Canary Capital ("Canary"). Beginning in approximately the summer of 2001, Canary began a relationship with INVESCO in order to engage in market timing. . . . ***Ultimately, Canary had more than $300 million in market timing capacity in INVESCO.***

* * *

> ***By January, 2003, INVESCO had approved numerous "special situations" for market timing of its funds. INVESCO estimated that between $700 million and $1 billion of the assets of INVESCO at any given time were attributable to these market timers.***

* * *

> ***A number of these "special situations" investors were also required to bring and deposit "sticky money" in another INVESCO fund as a condition of receiving market timing capacity at INVESCO.***
>
> The market timing permitted by INVESCO, including the receipt of "sticky money," was authorized by the highest levels of its management team. The Chief Operating Officer, Chief Investment Officer [Timothy Miller], and Sales Manager [Thomas Kolbe] all supported the policy of market timing. [Emphasis added.]

26. Similarly, the complaint filed by the New York Attorney General Elliot Spitzer in the Supreme Court of New York in New York County (the "Spitzer Complaint II") alleges that beginning as early as 2001 to December 2, 2003, Defendants knowingly permitted and encouraged market timing in the INVESCO Funds by certain favored investors. Specifically, the complaint alleges in relevant part as follows:

> From at least the period from 2001 to present, Invesco routinely entered into timing arrangements with various institutional investors. It developed formal policies for approving and monitoring these arrangements, which were referred to as Invesco as "Special Situations."

* * *

> Timers moved their money rapidly in and out of the Invesco funds. To give an example of the size of the resulting flows, Invesco allowed Canary Capital Management LLC, its largest Special Situation, to make 141 exchanges in the Invesco Dynamics fund during the two-year period from June 2001 to June 2003. Canary's exchanges alone during this period totaled $10.4 billion, more than

> Dynamic fund's C shares (the shares most favored by timers like Canary) was aggregated … he arrived at an annual turnover rate of more than 6000% (six thousand percent) for 2002.
>
> . . . ***During the two-year period, [Canary Capital Partners] realized profits (including the effect of hedging transactions but excluding certain costs) of approximately $50 million, a return of approximately 110%. During the same period buy-and-hold investors in the Dynamics fund <u>lost</u> 34%.*** [Emphasis added.]

27. The Spitzer Complaint II also described INVESCO's highly systematic approach to arranging Special Situations with certain privileged investors, quoting an internal memorandum, dated October 18, 2001, from Michael Legoski, Invesco's timing policeman to Invesco's Senior Vice President of National Sales, Thomas Kolbe:

> ***"This memo is intended to identify to you, who, how and why we are working with timers at this junction***. In most cases policies and procedures have evolved over time, however, some are a direct requirement from your predecessor, Mr. Cunningham." Legoski then highlighted the key elements of Invesco's timing policy, including:
>
> - ***I have requested that we only work with Advisor [sic] who can bring us substantial assets and also follow our limitations.***
> - ***Minimum dollar amount is $25 million.***
> - ***Invest only in IFG funds we clear for them and then at a maximum dollar amount.***
> - ***When out of the market the money must stay in our Money Market or one of our bond funds.***
> - ***Receive clearance on all relationships from Tim Miller.***
> - ***Due to market conditions is why this program exists.***

(Emphasis added.) According to the Spitzer Complaint II, by January 2003, the Defendants had arranged Special Situations with thirty-three broker-dealers and forty registered investment advisors. In addition, the Spitzer Complaint II alleges that the Defendants established a policy on "sticky assets" with respect to Special Situations, highlighted in an internal INVESCO Funds Group memorandum authored by Kolbe and Legoski: "Sticky money is money that the Special Situation places in [Invesco] funds and is not actively traded."

28. The Spitzer Complaint II further alleges that according to an internal memorandum dated January 15, 2003 prepared by INVESCO Funds Group's Chief Compliance Officer, turnover in the INVESCO Funds that was attributable to market timing was as follows:

Company Growth fund." The memorandum concluded that, "even in cases where one share class is timed heavily and others are timely less heavily, the performance of the non-timed classes is impacted, since the classes share a common investment portfolio."

29. An internal INVESCO email quoted in the Spitzer Complaint II, dated February 12, 2003, confirmed that Canary Capital Management's market timing activity was disruptive to the INVESCO Funds and harmful to long-term INVESCO Funds' shareholders:

> I sent a message yesterday about the timers ***(it was Canary), and sure enough they came in 2 days ago in Dynamics with $180 million, and left yesterday. Same thing for Core Equity, Health and Tech. These guys have no model, they are day-trading our funds, and in my case I know they are costing our legitimate shareholders significant performance.*** I had to buy into a strong early rally yesterday, and know I'm negative cash this morning because of these bastards and I have to sell into a weak market. This is NOT good business for us, and they need to go.
>
> ***Unbeknownst to Miller, one of the reasons that Canary's timing was so damaging to Invesco's "legitimate shareholders" was that it largely consisted of late trading. Canary routinely placed trades in Invesco funds as late as 7:30 p.m. New York time.*** [Emphasis added.]

30. According to the complaint filed by the SEC against INVESCO Funds Group and Cunningham ("SEC Complaint"), a memorandum to Cunningham acknowledges the harm to ordinary INVESCO Funds' shareholders caused by market timing in the funds:

a. "Arguably Invesco has increased its business risk by granting large numbers of exceptions to its prospectus policy (effectively changing the policy) without notice to shareholders."

b. Allowing market timing "may not be ... 'in the best interests of the fund and its shareholders' and Invesco certainly has not informed investors of a defacto change."

c. Regular mutual fund investors are harmed by market timers because market timing increases the cash needs of funds, the amount of borrowing a fund must undertaken, costs due to increased trading transactions, and the necessity to undertake cash hedging strategies by a fund all of which cause an impact on fund performance.

d. Market timing creates negative income tax consequences for ordinary long term mutual fund investors and "[t]his adds insult to injury for long-term shareholders, since they suffer potentially lower returns and an extra tax burden." (emphasis in original)

e. A large amount of timing activity involves Invesco money market funds and the portfolio managers of those funds have "been forced to adopt a highly liquid investment strategy ... which lowers performance."

f. Market timing has caused fluctuation of fund assets as much as twelve percent within a single day and this causes "artificially high accruals [of expense] charged to long term investors who are not market timers."

g. "By causing frequent inflows and outflows, market-timing investors impact the investment style of a fund ... Virtually every portfolio manager at Invesco would concede that he or she has had to manage funds differently to accommodate market timers."

h. "High volumes of market timing activity increases the risk that portfolio managers will make errors...."

31. Further, the SEC Complaint alleges that IFG established a Special Situations arrangement with many market timers, including Canary Capital Management beginning as early as May 2001. According to the SEC Complaint, the Special Situations agreement with Canary extended beyond market timing:

> Cunningham negotiated another arrangement with Canary in May of 2002, allowing Canary to market time $100 million of capacity in offshore mutual funds managed by an Invesco affiliate. Under this arrangement, Invesco received 10 basis points of any monies Canary transferred to the offshore funds. Canary placed its first trades in July 2002, resulting in a transaction fee to Invesco of approximately $60,000.
>
> * * *
>
> The boards of directors or trustees of the Invesco mutual funds determined as early as 1997 that market timing was detrimental to certain funds. To discourage such activities, the directors or trustees authorized the imposition of redemption fees in connection with those funds that were most effected [sic] by market timing in an effort to discourage the practice.
>
> Defendants never did any formal study that demonstrated that the approved market timing arrangements, whether pursuant to Special Situation agreements or those who were otherwise permitted, would be in the best interest of the funds.
>
> Invesco and Cunningham in early 2003 determined that Canary's trading had actually harmed Invesco fund shareholders. Instead of terminating the Special Situation with Canary, Invesco and Cunningham simply reduced Canary's timing "capacity" from

particular funds, and slightly reduced the permitted frequency of Canary's market timing trades.

E. The Prospectuses Were Materially False and Misleading

32. Plaintiffs and each member of the Class were entitled to, and did receive, Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the INVESCO Funds' policies on late trading and timed trading, and acquired shares pursuant to one or more of the Prospectuses.

33. The Prospectuses contained materially false and misleading statements with respect to how shares are priced, typically representing as follows:

> The value of your Fund shares is likely to change daily. This value is known as the Net Asset Value per share, or NAV. The Advisor determines the market value of each investment in the Fund's portfolio each day that the New York Stock Exchange ("NYSE") is open, at the close of the regular trading day on that exchange (normally 4:00 p.m. Eastern time), except that securities traded primarily on the Nasdaq Stock Market ("Nasdaq") are normally valued by a Fund at the Nasdaq Official Closing Price provided by Nasdaq each business day.

34. The Prospectuses, in explaining how orders are processed, typically represented that orders received before the end of a business day will receive that day's net asset value per share, while orders received after close will receive the next business day's price, as follows:

> All purchases, sales, and exchange of Fund shares are made by the Advisor at the NAV next calculated after the Advisor receives proper instructions from you or your financial intermediary. Instructions must be received by the Advisor no later than the close of the NYSE to effect transactions at that day's NAV. If the Advisor receives instructions from you or your financial intermediary after that time, the instructions will be processed at the NAV calculated after receipt of these instructions.
>
> * * *
>
> HOW TO BUY SHARES
>
> If you buy $1,000,000 or more of Class A shares and redeem the shares within eighteen months from the date of purchase, you may pay a 1% CDSC at the time of redemption. . . . With respect to redemption of Class C shares held twelve months or less, a CDSC of 1% of the lower of the total original cost or current market value of the shares may be assessed.
>
> * * *

TO SELL SHARES AT THAT DAY'S CLOSING PRICE, YOU MUST CONTACT US BEFORE 4:00 P.M. EASTERN TIME.
[Emphasis added.]

35. The Prospectuses falsely stated that IFG actively safeguards shareholders from the harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the August 28, 2003 Prospectuses for the INVESCO Dynamics Fund, INVESCO S&P 500 Index Fund (currently known as AIM INVESCO S&P 500 Index Fund), and INVESCO Mid-Cap Growth Fund stated as follows:

> Each Fund serves the right to reject any exchange request, or to modify or terminate the exchange policy, if it is in the best interest of the Fund. Notice of all such modifications or terminations that affect all shareholders of the Fund will be given at least sixty days prior to the effective date of the change, except in unusual instances, including a suspension of redemption of the exchanged security under 22(e) of the Investment Company Act of 1940.

36. The Prospectuses failed to disclose and misrepresented the following material and adverse facts which damaged Plaintiffs and the other members of the Class:

(a) that Defendants had entered into an agreement with favored investors allowing them to time their trading of the INVESCO Funds shares and/or to "late trade;"

(b) that, pursuant to that agreement, favored investors regularly timed and/or late-traded the INVESCO Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the INVESCO Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against certain favored investors and they waived the redemption fees that these favored investors should have been required to pay pursuant to stated INVESCO Funds policies;

(d) that Defendants regularly allowed favored investors to engage in trades that were disruptive to the efficient management of the INVESCO Funds and/or increased the INVESCO Funds' costs and thereby reduced the INVESCO Funds' actual performance; and

(e) that the amount of compensation paid by the INVESCO Funds to IFG, because of the INVESCO Funds' secret agreement with favored investors, provided substantial additional undisclosed compensation to IFG by the INVESCO Funds and their respective shareholders, including Plaintiffs and other members of the Class.

F. Defendants' Scheme and Fraudulent Course of Business

37. Each defendant is liable for: (i) making false statements, or for failing to disclose materially adverse facts in connection with the purchase or sale of shares of the INVESCO

that operated as a fraud or deceit on purchasers of the INVESCO Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled Defendants to profit at the expense of Plaintiffs and the other Class members.

G. Additional Scienter Allegations

38. As alleged herein, Defendants acted with scienter in that Defendants knew that the public documents and statements issued or disseminated in the name of the INVESCO Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. Defendants, by virtue of their receipt of information reflecting the true facts regarding INVESCO Funds, their control over, and/or receipt and/or modification of INVESCO Funds' allegedly materially misleading misstatements and/or their associations with the INVESCO Funds which made them privy to confidential proprietary information concerning the INVESCO Funds, participated in the fraudulent scheme alleged herein.

39. Additionally, the Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Defendants received, among other things, increased management fees from "sticky assets" and other hidden compensation paid in the form of inflated interest payments on loans.

40. The favored investors were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

CLASS ACTION ALLEGATIONS

41. Plaintiffs bring this action as a class action pursuant to C.R.C.P. 23 on their own behalf and on behalf of all persons who owned shares of mutual funds in the INVESCO FAMILY OF FUNDS at any time during the period 1998 to the present, or such longer period as permitted by any applicable statute of limitation. Excluded from the Class are Defendants, the officers and directors of Defendants and members of their immediate families and entities in which they have a controlling interest as well as the favored investors who were permitted to conduct late trading and market timing.

42. The members of the Class are so numerous and are widely dispersed throughout the nation such that joinder of them all is impracticable.

43. Plaintiffs' claims are typical of the claims of the Class. Plaintiffs and all members of the Class sustained damages as a result of Defendants' wrongful conduct complained of herein.

44. Plaintiffs will fairly and adequately protect the interests of the members of the Class. Plaintiffs have retained competent counsel experienced in class action litigation. Plaintiffs have no interests that are adverse or antagonistic to those of the Class.

45. There are common questions of law and fact arising in this action with respect to the Class, including, *inter alia*:

a. Whether Defendants allowed certain favored financial institutions or other favored investors to engage in late trading.

b. Whether Defendant INVESCO STOCK FUNDS, INC., breached its contracts with Plaintiffs and the Class by allowing late trading.

c. Whether Defendant INVESCO STOCK FUNDS, INC., breached its fiduciary duties owed to Plaintiffs and the Class.

d. Whether IFG breached its fiduciary duties owed to Plaintiffs and the Class.

e. Whether IFG tortiously interfered with Plaintiffs' and the Class' contracts with INVESCO STOCK FUNDS, INC.

f. Whether Plaintiffs and the Class members were damaged and the appropriate measure of damages.

g. Whether Defendants acted in a fraudulent, malicious, willful and wanton manner justifying an award of punitive damages.

46. These questions of fact and law that are common to the Class predominate over any questions solely affecting individual members.

47. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiffs know of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

FIRST CAUSE OF ACTION
(For Breach of Fiduciary Duty)
(Against All Defendants)

48. Plaintiffs incorporate by reference herein the allegations in paragraphs 1 through 47 above.

49. INVESCO STOCK FUNDS, INC. owed a fiduciary duty to Plaintiffs and other investors in the INVESCO FAMILY OF FUNDS to use reasonable care and skill in operating [illegible] FAMILY OF FUNDS. INVESCO STOCK FUNDS, INC. owed a duty of loyalty

and candor to Plaintiffs and the Class. As a part of its fiduciary duty to Plaintiffs and the Class, INVESCO STOCK FUNDS, INC., also owed a duty to ensure that late trading would not be allowed. INVESCO STOCK FUNDS, INC. breached its fiduciary duty in allowing favored investors to conduct late trading to the detriment of all other shareholders.

50. IFG owed a fiduciary duty to Plaintiffs and other investors in the INVESCO FAMILY OF FUNDS to use reasonable care and skill in managing the INVESCO FAMILY OF FUNDS. IFG owed a duty of loyalty and candor to Plaintiffs and the Class. As a part of its fiduciary duty to Plaintiffs and the Class, the IFG also owed a duty to ensure that timing and late trading would not be allowed. IFG breached its fiduciary duty by allowing favored investors and others to conduct timing and late trading.

51. Plaintiffs are informed and believe that beginning in 1998 and continuing possibly through the present, INVESCO STOCK FUNDS, INC. and IFG placed their own financial interests above that of Plaintiffs and the Class by allowing certain favored investors to engage in late trading.

52. Plaintiffs and other similarly situated investors suffered injury because late trading harmed Plaintiffs and the Class while favoring other investors.

SECOND CAUSE OF ACTION
(Breach of Contract)
(Against INVESCO STOCK FUNDS, INC.)

53. Plaintiffs incorporate by reference herein the allegations in paragraphs 1 through 52 above.

54. INVESCO STOCK FUNDS, INC. had a contract with Plaintiffs and all investors in the INVESCO FAMILY OF FUNDS.

55. A contract, express or implied, existed between Plaintiffs and the Class on the one hand and INVESCO STOCK FUNDS, INC. on the other in the form of, among other things, the Prospectus.

56. INVESCO STOCK FUNDS, INC. covenanted to protect Plaintiffs and the Class members from the adverse impact of late trading.

57. As set forth above, INVESCO STOCK FUNDS, INC. breached these covenants when it permitted favored investors to engage in late trading at the expense of Plaintiffs and the Class.

58. INVESCO STOCK FUNDS, INC.'s breach caused Plaintiffs and the Class to suffer damages.

THIRD CAUSE OF ACTION
(Tortious Interference with Contract)
(Against IFG)

59. Plaintiffs incorporates by reference herein the allegations in paragraphs 1 through 58 above.

60. INVESCO STOCK FUNDS, INC. had a contract with Plaintiffs and each of its investors in the INVESCO STOCK FUNDS, INC.

61. The contract covenanted that the INVESCO STOCK FUNDS, INC. would not allow timers and late traders.

62. IFG was aware of the contract and the covenants therein.

63. By allowing late and timed trading, IFG intentionally interfered with the INVESCO STOCK FUNDS, INC.'s performance of its contracts with Plaintiffs and the Class.

64. This interference with the contracts was improper.

65. Defendants' interference caused damage to Plaintiffs and other similarly situated investors as described above.

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

(1) Declaring this action to be a class action and certifying Plaintiffs as the class representatives and Plaintiffs' counsel as class counsel;

(2) Enjoining preliminary and permanently, the transactions complained of herein;

(3) Directing that Defendants account to Plaintiffs and the other members of the Class for all damages caused them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

(4) Disgorging of all revenues and profits earned as of the date Defendants initially breached their fiduciary duties to Plaintiffs and the Class;

(5) Awarding Plaintiffs and the Class pre- and post-judgment interest, as provided by law;

(6) Awarding Plaintiffs and the Class compensatory damages, subject to proof;

(7) Awarding Plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiffs' attorneys and experts;

(8) Awarding punitive damages, as appropriate; and

(9) Granting Plaintiffs and the other members of the Class such other and further relief as may be just and proper.

JURY DEMAND

Plaintiffs hereby demand a trial by jury.

DATED: February 3, 2004.

DYER & SHUMAN, LLP

Robert J. Dyer III (5734)
Jeffrey A. Berens (28007)
801 East 17th Avenue
Denver, CO 80218-1417
Tel: (303) 861-3003
Fax: (303) 830-6920

Steve W. Berman
HAGENS BERMAN LLP
1301 Fifth Avenue, Suite 2929
Seattle, WA 98101
Tel: (206) 623-7292
Fax: (206) 623-0594

Attorneys For Plaintiffs

Plaintiffs' Address

16225 Larch Way
Lynnwood, WA 98037